Milk Care Co., Inc.

(a Delaware Corporation)

Audited Consolidated Financial Statements

As of the years ended December 31, 2024 and 2023

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Consolidated Financial Statements

Milk Care Co., Inc.

Table of Contents





Independent Auditor's Report

September 29, 2025
To the Board of Directors and Management of Milk Care Co., Inc.
Cambridge, Massachusetts

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Milk Care Co., Inc., which comprise the consolidated balance sheet as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Milk Care Co., Inc. as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Milk Care Co., Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Milk Care Co., Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.





As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Milk Care Co., Inc.'s internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Milk Care Co., Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
September 29, 2025



MILK CARE CO., INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
December 31, 2024 and 2023
(Audited)

ASSETS	2024	2023
Current Assets		
Cash and Cash Equivalents	$ 1,613,138	$ 3,789,925
Grants Receivable	-	112,643
Prepaid Expenses and Other Current Assets	24,345	64,570
Total Current Assets	1,637,483	3,967,138
Noncurrent Assets		
Property and Equipment, net	53,173	64,308
Security Deposits	3,807	18,838
Total Noncurrent Assets	56,980	83,146
Total Assets	$ 1,694,463	$ 4,050,283
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	112,927	74,348
Other Current Liabilities	39,186	61,568
Total Current Liabilities	152,112	135,916
Total Liabilities	152,112	135,916
Stockholders' Equity		
Common Stock, $0.00001 par value; 11,894,684 shares authorized; 6,305,635 shares issued and outstanding	63	64
Series Seed Preferred Stock, $0.0001 par value; 4,287,164 shares authorized; 4,287,164 shares issued and outstanding	429	429
Additional Paid-in Capital	7,530,414	7,490,291
Accumulated Deficit	(5,986,625)	(3,575,031)
Cumulative Translation Adjustment	(1,931)	(1,386)
Total Stockholders' Equity	1,542,350	3,914,367
Total Liabilities and Stockholders' Equity	$ 1,694,463	$ 4,050,283

The accompanying footnotes are an integral part of these financial statements.

MILK CARE CO., INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Revenues		
Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating Expenses		
General and Administrative	250,234	253,017
Professional Fees	546,182	349,878
Advertising and Marketing	63,957	123,092
Payroll	1,075,724	1,122,176
Research and Development	611,610	490,457
Depreciation Expense	8,394	3,334
Total Operating Expenses	2,556,100	2,341,953
Other Income (Expense)		
Grant Income	29,417	191,402
Interest Income	98,994	35,694
Interest Expense	-	(1,980)
Other Income	17,919	-
Foreign Exchange Gain (Loss)	(1,824)	-
Total Other Income	144,506	225,117
Net Loss	$ (2,411,594)	$ (2,116,836)

The accompanying footnotes are an integral part of these financial statements.

MILK CARE CO., INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023

	Common Stock		Preferred Stock		Additional Paid in Capital	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders' Equity
	Shares	Value ($ par)	Shares	Value ($ par)				
Balance as of December 31, 2022	**6,418,052**	**$64**	**4,287,164**	**$ 429**	**$7,447,334**	**$ (1,458,195)**	**$ 19**	**$ 5,989,651**
Issuance of common stocks	-	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	42,957	-	-	**42,957**
Cumulative Translation Adjustment	-	-	-	-	-	-	(1,406)	**(1,406)**
Net loss	-	-	-	-	-	(2,116,836)	-	**(2,116,836)**
Balance as of December 31, 2023	**6,418,052**	**$64**	**4,287,164**	**$ 429**	**$7,490,291**	**$ (3,575,031)**	**$ (1,386)**	**$ 3,914,367**
Issuance of common stocks	-	-	-	-	-	-	-	-
Repurchase and cancellation of common stocks	(112,417)	(1)	-	-	-	-	-	**(1)**
Additional Paid-in Capital	-	-	-	-	40,123	-	-	**40,123**
Cumulative Translation Adjustment							(544)	**(544)**
Net loss	-	-	-	-	-	(2,411,594)		**(2,411,594)**
Balance as of December 31, 2024	**6,305,635**	**$ 63**	**4,287,164**	**$ 429**	**$7,530,414**	**$ (5,986,625)**	**$ (1,931)**	**$ 1,542,350**

The accompanying footnotes are an integral part of these financial statements.

MILK CARE CO., INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net Loss	$ (2,411,594)	$ (2,116,836)
Adjustments to reconcile net loss		
to net cash used in operations:		-
Depreciation	8,394	3,334
Effect of exchange rate changes on cash and cash equivalents	(544)	(1,406)
Changes in operating assets and liabilities:		
Grants Receivable	112,643	(94,800)
Other Current Assets	40,225	(64,664)
Accounts payable	38,579	13,730
Other Current Liabilities	(22,383)	(16,951)
Net cash used in operating activities	**(2,234,681)**	**(2,277,593)**
Cash Flows from Investing Activities		
Disposal (Purchase of) property and equipment	2,740	(57,388)
Refund of (Payment) for Security Deposits	15,031	(15,031)
Net cash provided by (used in) investing activities	**17,771**	**(72,419)**
Cash Flows from Financing Activities		
Issuance of Stocks	40,122	42,957
Net cash provided by financing activities	**40,122**	**42,957**
Net change in cash and cash equivalents	**(2,176,788)**	**(2,307,056)**
Cash and cash equivalents at beginning of year	3,789,925	6,096,981
Cash and cash equivalents at end of year	**$ 1,613,138**	**$ 3,789,925**
Supplemental information		
Interest paid	-	1,980
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Milk Care Co. Inc. (the "Company", doing business as Harmony Baby Nutrition) was incorporated in Delaware on April 19, 2018. The Company is a biotechnology-driven pediatric nutrition company developing next-generation hypoallergenic formula products for children with cow's milk protein allergy (CMPA) and related dietary sensitivities. Operating within the highly regulated infant formula sector, the Company focuses on science-backed nutritional innovation that more closely mimics the composition of human milk. The Company is based in Cambridge, Massachusetts.

The Company began active development in 2021 after participating in several startup accelerators. In 2022, it established a wholly owned subsidiary in Hong Kong with support from the Hong Kong Science and Technology Park (HKSTP) IncuBio grant. That same year, the Company raised $6 million in a Series Seed financing round. The combined funding from the grant and the financing round has supported continued research and development efforts.

The Company remains pre-revenue and is preparing to commercialize its first product: a hypoallergenic toddler formula. It plans to launch through a phased, omni-channel go-to-market strategy, initially focusing on direct customer relationships and a strong digital presence.

Since inception, the Company has focused on R&D, product formulation, team building, and fundraising. It has incurred recurring operating losses and funded its operations primarily through equity financing and SAFE instruments. The Company's ability to continue as a going concern is dependent on its ability to raise additional capital, including through its current crowdfunded SAFE offering. Management believes that existing cash resources including approximately $1.6 million as of the date of these financial statements together with anticipated proceeds from the offering, will be sufficient to meet operating needs for at least the next 12 months.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Basis of Consolidation

The financial statements of the Company include its wholly owned subsidiary, Milk Care Co. Ltd., a Hong Kong entity formed in 2022. All significant intercompany transactions have been eliminated.

Basis of Consolidation – Foreign Operations

The financials of the Company include its wholly owned subsidiary, Milk Care Co. Ltd., a Hong Kong entity operating out of Hong Kong. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. During 2024 and 2023, the Company reported a loss of $115,346 and a gain of $84,877, respectively, in earnings (losses) from

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

foreign subsidiaries. Net assets of foreign operations were $54,441 and $120,009 as of December 31, 2024, and 2023, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the respective local currencies. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars for consolidation. Balance sheet accounts are translated at exchange rates in effect as of the balance sheet date, while income and expense items are translated at average exchange rates for the year. Resulting translation adjustments are included as a component of other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in losses of approximately $1,406 and $544 for the years ended December 31, 2024, and 2023, respectively.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company has not experienced any losses from funds held in excess of the insured limit.

Grants Receivable

Grants receivables represent amounts due from funding agencies for specific program activities. As of December 31, 2023, the Company had grants receivable of $112,643 related to its Hong Kong subsidiary, which was fully collected in 2024. Receivables are stated at net realizable value based on management's assessment of collectability; no allowance for doubtful accounts was deemed necessary at year end.

Cash and Cash Equivalents

The Company considers cash to include cash on hand and demand deposits. The Company did not hold any investments that qualify as cash equivalents as of December 31, 2024, or 2023. As of those dates, the Company's cash balances amounted to $1,613,138 and $3,789,925, respectively.

Prepaid Expenses and Other Current Assets

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

Prepaid expenses consist of payments made by the Company in advance for goods or services to be received in future periods. These typically include costs related to consulting, research and development, insurance, and subscriptions. Prepaid expenses and other current assets also include a refundable security deposit of $9,200 related to the Company's facility lease, which is expected to be returned within the next 12 months, as the Company does not intend to renew the lease. The Company recorded prepaid expenses and other current assets totaling approximately $24,345 and $64,570 as of December 31, 2024, and 2023, respectively. The 2024 balance includes the $9,200 security deposit as mentioned.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly enhance the productive capacity or extend the useful life of an asset are capitalized, while routine maintenance and repairs are expensed as incurred. Upon retirement or disposal, the asset's cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in earnings.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company's furniture and equipment depreciated over 5-10 years.

Leases

The Company determines if a contract is classified as a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses its incremental borrowing rate, based on the information available at the commencement date to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of facilities and office space.

Other Current Liabilities

Other current liabilities primarily consist of accrued expenses related to salaries, research and development, and other operating costs. These amounts represent obligations for goods and services received but not yet invoiced or paid as of the balance sheet date. When specific invoices are not yet available, accruals are recorded based on management's estimates. As of December 31, 2024, and 2023, the Company had accrued expenses totaling approximately $39,186 and $61,568, respectively.

Revenue Recognition

The Company has adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the Company expects to receive in exchange. To date, the Company has not generated any revenue, as it remains in the pre-commercial stage and has not yet launched its products or entered customer contracts.

Grant Income

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

Grant income, reported as Other Income in the Statement of Operations, consists of amounts awarded by governmental agencies and private organizations to support specific Company programs and operational activities. Income from unconditional grants is recognized as revenue when awarded, whereas income from conditional grants is recognized only when all performance-related conditions have been met. For the years ended December 31, 2024 and 2023, the Company's grant income includes awards received by its Hong Kong subsidiary from HKSTP totaling $29,601 and $191,759, respectively. These grants were provided to support designated operational activities and research and development initiatives of the Hong Kong subsidiary.

Interest Income

Interest income is recognized on cash deposits held with financial institutions, primarily on the Company's Rockland Trust Cash Sweep account, based on the accrual method as earned. For the years ended December 31, 2024, and 2023, interest income from this account was $98,810 and $35,338, respectively, and was reported as other income in the statement of operations.

Research and Development

The Company currently expenses all research and development costs related to product development and innovation, consistent with industry practice. The Company continues to evaluate its research and development activities under the guidance of ASC [illegible], Research and Development, and may consider capitalization of development expenditures in the future if the criteria for capitalization are met. Research and development expenses totaled approximately $[illegible] and $[illegible] for the years ended December 31, 2024, and 2023, respectively.

Advertising

The Company expenses advertising and marketing costs as incurred.

Foreign Exchange Gain (Loss)

Foreign exchange gains and losses arise when monetary assets and liabilities denominated in a currency other than the Company's functional currency are settled or remeasured at period end rates. These exchange rate changes can result in income or expense depending on the direction and magnitude of currency movements. For the year ended December 31, 2024, the Company recognized a foreign exchange loss of $[illegible], reported in the statement of operations.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

established if, in the management's judgment, it is more likely than not that some or all the deferred tax assets will not be realized.

During the period, the Company recognized a research and development tax credit of $17,063 reflected as a reduction in income tax expense, in accordance with its income tax policies. The R&D tax credit relates to qualifying expenditures; however, since it is more likely than not that the related deferred tax assets will not be realized, a full valuation allowance has been applied, and no deferred tax asset has been recorded. All amounts are presented in accordance with ASC 740.

As of December 31, 2024, and 2023, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. On December 31, 2024, and 2023, respectively, management did not identify any uncertain tax positions.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024, and 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

Property and equipment consist of the following:

	December 31, 2024	December 31, 2023
Lab Equipment	$72,683	$71,387
Less: Accumulated depreciation	$(19,509)	$(7,080)
Property and equipment, net	$53,173	$64,308

Depreciation expenses for the years ended December 31, 2024, and 2023 were approximately $8,394 and $3,334, respectively.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

The Company initially authorized 10,000,000 shares of common stock with a par value of $0.00001. In 2022, the Company amended its Certificate of Incorporation to increase the authorized common stock to 11,894,684 shares. As of December 31, 2023, the Company had 6,418,052 shares of common stock issued and outstanding. Following repurchases and cancellations during 2024, the total decreased to 6,305,635 shares issued and outstanding as of December 31, 2024.

Preferred Stock

As part of the same 2022 amendment, the Company also authorized 4,287,164 shares of preferred stock with a par value of $0.0001 per share, designated across Series Seed-1 through Series Seed-7. As of December 31, 2023, and 2024, all 4,287,164 preferred shares were issued and outstanding.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024, and 2023.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SHARE-BASED COMPENSATION

2022 Stock Incentive Plan

In 2022, the Company adopted its 2022 Stock Incentive Plan (the "Plan") to attract, retain, and motivate employees, officers, directors, consultants, and other service providers by providing

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

equity ownership opportunities and performance-based incentives. Awards under the Plan may include stock options, restricted stock, restricted stock units, and other stock-based awards.

As of December 31, 2024, and 2023, a total of 837, 000 common stock units were authorized for issuance under the Plan. Shares subject to awards that expire, are canceled, forfeited, or repurchased generally become available again for issuance under the Plan.

Stock options granted under the Plan may be either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). Options must have an exercise price at least equal to the fair market value of the underlying common stock units on the date of grant and generally expire no later than 10 years from the date of grant. Options and other awards granted under the Plan vest over varying terms as determined by the Company's board of managers.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the grant date, determined using the Black-Scholes option-pricing model. For the years ended December 31, 2024 and 2023, the Company recorded stock-based compensation expenses of $42,956 and $20,494, respectively, which were reported under Payroll Expenses in the Statement of Operations.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the year ended December 31, 2024, and 2023 were as follows:

Exercise price	$0.44
Fair value share price	0.44
Expected volatility	100%,108%
Expected term	5 yrs.
Expected dividend rate	-
Risk-free rate	3.93%,3.90%
Fair value per share option	$0.44

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunding Offering

The Company will conduct a Regulation Crowdfunding offering (the "Crowdfunded Offering") with a fundraising goal of up to $2,000,000 through the issuance of Simple Agreements for Future Equity (SAFEs). The SAFEs are being offered at a $35 million valuation cap with a 20% discount. The

MILK CARE CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds.

Closure of Hong Kong Subsidiary

In March 2025, the Company formally declared its wholly owned Hong Kong subsidiary, Milk Care Co. Ltd., dormant. This action followed a strategic decision made in late 2024 to wind down international operations and concentrate resources on U.S.-based research, development, and commercialization efforts.

Management's Evaluation

Management has evaluated subsequent events through September 29, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.